BINGHAM McCUTCHEN

Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736

                                                                   April 2, 2009

VIA EDGAR
---------

Dominic Minore
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re: The Registrants Listed on the Attached Appendix A (each, a "Registrant")
               Registration Statement on Form N-14

Dear Mr. Minore:

         On behalf of each of the Registrants, we are filing this letter to respond in writing to the Staff's comments on Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 relating to the proposed reorganization of a series of Regions Morgan Keegan Select Funds into a series of the Registrant, as set forth on Appendix B (collectively, the "Amendments"). Each Amendment was filed with the Securities and Exchange Commission (the "Commission") on March 30, 2009. The Staff's comments were conveyed to us as representatives of the Registrants by telephone on March 30, 2009.

         Below are the Staff's comments on the Amendments and the Registrants' responses thereto.

Comment 1. The Staff requested that the Registrants file a supplemental response letter including both the Staff's comments and the Registrants' responses thereto.

         Response: This letter is being filed in response to the Staff's request.

Comment 2. In the bullet point under "Why Do the RMK Trustees Recommend the Reorganizations?" relating to pro forma management fees, remove "in most cases" and revise the sentence to state that the pro forma management fee for each Pioneer Fund is the same or lower than the current management fee of the corresponding RMK Fund, "except in the following cases."

         Response:  The disclosure has been revised as requested by the Staff.

Comment 3. The Staff asked that a separate question and answer be added to highlight that, based on those assumptions discussed in Proposal 11, a further extension of the Treasury's Temporary Guarantee Program for Money Market Funds (the "Program") would increase the pro forma net expense ratios of Pioneer Cash Reserves Fund such that they would be higher than those of the Regions Morgan Keegan Select Money Market Fund. The Staff also requested that the answer to the question "Do any Pioneer Funds Have Higher Pro Forma Gross Expense Ratios Than the Corresponding RMK Fund?" be revised to note the impact of a further extension of the Program on Pioneer Cash Reserves Fund's gross expense ratios.

         Response: In response to the Staff's comments, a new question and answer has been added and the answer to the gross expense ratio question has been supplemented.

Comment 4. The Staff asked that the answer to the question "Will Pioneer and MAM Benefit from the Reorganizations?" be supplemented to include the purchase price to be paid by MAM to Pioneer.

         Response: The answer has been supplemented consistent with the Staff's comment.

Comment 5. The Staff asked that, consistent with Section 15(f)(2)(B) of the Investment Company Act of 1940, as amended, the Registrants confirm that, as a result of the transaction, there are no arrangements that obligate the Pioneer Funds, Pioneer or any of Pioneer's affiliates to execute brokerage transactions for the Pioneer Funds with MAM or any of its affiliates.

         Response: The Registrants so confirm.

Comment 6. Under the question "What are the Federal Income Tax Consequences of the Reorganizations?", disclose that a distribution will be made to the relevant RMK Fund shareholders immediately prior to the eight substantive reorganizations, and add a cross reference in the answer to the discussion on page 204 of the Proxy Statement/Prospectus relating to such distributions. In addition, under "Reasons for the Proposed Reorganization" in each proposal relating to a substantive reorganization, include a cross reference to the same discussion on page 204.

         Response: The Registrants note that disclosure indicating that a distribution will be made to the relevant RMK Fund shareholders immediately prior to each substantive reorganization is included under the question "What are the Federal Income Tax Consequences of the Reorganizations?" The Registrants have added a cross references and made the other requested revisions.

Comment 7. In Proposal 11, wherever the net expense ratios of Pioneer Cash Reserves Fund are mentioned, include a reference to the impact of a further extension of the Program on the Fund's net expense ratios.

         Response: The disclosure has been supplemented.

Comment 8. Under "Investment Restrictions" in the Statement of Additional
Information:

(a) revise fundamental policy (8) for Pioneer Intermediate Tax Free Income Fund to reflect that the Fund's 80% policy also includes investing in securities that provide income that is not subject to the alternative minimum tax.

         Response: The requested revision has been made.

(b) include as a non-fundamental investment policy for Pioneer Growth Fund and Pioneer Intermediate Tax Free Income Fund that each such Fund will not engage in mortgaging, hypothecating or pledging of its assets, in conformity with non-fundamental investment policy (5) for Pioneer Select Mid Cap Growth Fund.

         Response: The requested non-fundamental policies have been added.

(c) include as a non-fundamental investment policy for Pioneer Growth Fund and Pioneer Intermediate Tax Free Income Fund that each such Fund will not purchase securities on margin, in conformity with non-fundamental investment policy (6) for Pioneer Select Mid Cap Growth Fund.

         Response: The requested non-fundamental policies have been added.

         Please call the undersigned at (617) 951-8567 with any questions.

                                                     Sincerely,


                                                     /s/ Paul B. Raymond

                                                     Paul B. Raymond

                                                                      Appendix A

Registrant                                                File Nos.
----------                                                ---------

Pioneer Bond Fund                                         811-02864; 333-157342

Pioneer Fund                                              811-01466; 333-157321

Pioneer Mid Cap Value Fund                                811-06106; 333-157312

Pioneer Money Market Trust                                811-05099; 333-157315

Pioneer Series Trust I                                    811-21425; 333-157353

Pioneer Series Trust III                                  811-21664; 333-157336

Pioneer Series Trust IV                                   811-21781; 333-157350

Pioneer Short Term Income Fund                            811-21558; 333-157340

                                                                      Appendix B


Series of Regions Morgan Keegan Select Funds                        Corresponding Series of a Registrant
--------------------------------------------                        ------------------------------------

Regions Morgan Keegan Select Mid Cap Growth Fund                    Pioneer Select Mid Cap Growth Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Growth Fund                            Pioneer Growth Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Core Equity Fund                       Pioneer Fund
                                                                    (the sole series of Pioneer Fund)

Regions Morgan Keegan Select Mid Cap Value Fund                     Pioneer Mid Cap Value Fund
                                                                    (the sole series of Pioneer Mid Cap Value Fund)

Regions Morgan Keegan Select Value Fund                             Pioneer Cullen Value Fund
                                                                    (a series of Pioneer Series Trust III)

Regions Morgan Keegan Select Balanced Fund                          Pioneer Classic Balanced Fund
                                                                    (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Fixed Income Fund                      Pioneer Bond Fund
                                                                    (the sole series of Pioneer Bond Fund)

Regions Morgan Keegan Select Limited Maturity Fixed Income Fund     Pioneer Short Term Income Fund
                                                                    (the sole series of Pioneer Short Term Income Fund)

Regions Morgan Keegan Select Intermediate Tax Exempt Bond Fund      Pioneer Intermediate Tax Free Income Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Treasury Money Market Fund             Pioneer Treasury Reserves Fund
                                                                    (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Money Market Fund                      Pioneer Cash Reserves Fund
                                                                    (a series of Pioneer Money Market Trust)